

November 12, 2013

<u>Via E-Mail</u>
Mr. Gaspar R. Gonzalez
Chief Executive Officer
All American Gold Corp.
514 Enfield Road
Delray Beach, FL 33440

   Re: **All American Gold Corp.**
      Form 10-K for Fiscal Year Ended May 31, 2013
      Filed August 6, 2013
      File No. 000-54008

Dear Mr. Gonzalez:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining